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                          December 29, 2023

       Joern Aldag
       Chief Executive Officer
       HOOKIPA Pharma Inc.
       350 Fifth Avenue, 72nd Floor, Suite 7240
       New York, NY 10118

                                                        Re: HOOKIPA Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2023
                                                            File No. 333-276220

       Dear Joern Aldag:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Finn Murphy, Esq.